UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-50432	Commission File Number 000-15637

SVB Capital II (Exact name of registrant as specified in its charter)	SVB Financial Group (Exact name of registrant as specified in its charter)

3003 Tasman Drive Santa Clara, California, 95054-1191 (408) 654-7400 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	3003 Tasman Drive Santa Clara, California, 95054-1191 (408) 654-7400 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

7% Cumulative Trust Preferred Securities of SVB Capital II (Title of each class of securities covered by this Form)

None (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)	Common stock, par value $0.001 per share Preferred Stock Rights (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record of 7% Cumulative Trust Preferred Securities of SBV Capital II as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, SVB Financial Group and SVB Capital II have each caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SVB FINANCIAL GROUP

Date: January 10, 2018	By:	/s/ Dan Beck
	Name:	Dan Beck
	Title:	Chief Financial Officer

SVB CAPITAL II

Date: January 10, 2018	By:	/s/ Dan Beck
	Name:	Dan Beck
	Title:	Administrative Trustee